

03014710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 46474

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hold Brothers On-Line Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Blvd., 14th Floor
(No. and Street)

Jersey City	New Jersey	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard A. Durkin — 201-499-8762
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

100 Campus Drive	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard A. Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hold Brothers On-Line Investment Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CFO

Title

Ryan Villanueva
Notary Public, State of New Jersey
No. 2289508
Qualified in Hudson County
Commission Expires July 8, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders'/Members' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Contents

	Page
Financial Statements	
Independent auditors' report	1
Statement of financial condition as of December 31, 2002	2
Notes to financial condition	3
Supplementary Information	
Computation of net capital pursuant to Rule 15c3-1	8
Statement of assets deemed nonallowable in computing net capital pursuant to Rule 15c3-1	9
Statement regarding Rule 15c3-3	10
Supplementary report of independent auditors on internal control required by Rule 17a-5	11

Eisner

Eisner LLP
Accountants and Advisors

100 Campus Drive
PO Box 944
Florham Park, NJ 07932-0944
Tel 973.593.7000 Fax 973.593.7070
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
Hold Brothers On-Line Investment Services, LLC

We have audited the accompanying statement of financial position of Hold Brothers On-Line Investment Services, LLC (the "Company") as of December 31, 2002. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement enumerated above presents fairly, in all material respects, the financial position of Hold Brothers On-Line Investment Services, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



Florham Park, New Jersey
February 21, 2003

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents (Note I)	$ 7,710,069
Receivable from brokers and dealers	932,832
Securities owned:	
Marketable securities, at market value	1,205,738
Not readily marketable, at estimated fair value	732,880
Property and equipment, net of accumulated depreciation of $227,582	475,512
Prepaids and other assets	409,328
Security and clearing deposits	23,445
	$ 11,489,804
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable	$ 1,167,842
Accrued compensation	467,135
Accrued expenses and other liabilities	805,972
Securities sold, not yet purchased, at market value	148,877
Payable to affiliate	336,497
Total liabilities	2,926,323
MEMBERS' EQUITY	
Class A voting, members units	8,018,304
Class B nonvoting, members units	545,177
Total members' equity	8,563,481
	$ 11,489,804

See notes to financial statements

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Condition
December 31, 2002

NOTE A – ORGANIZATION

Nature of business

Hold Brothers On-Line Investment Services, Inc. was organized in 1994 in the State of Delaware and during 2002, was reorganized as a limited liability company, and became Hold Brothers On-Line Investment Services, LLC (the "Company"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a majority owned subsidiary of Hold Brothers Inc. (the "Parent").

The Company engages in the trading of equity securities and options and provides brokerage services to individuals. The Company provides these services through its home office in Jersey City, New Jersey and its branch network. The Company introduces all of its customer securities transactions to another broker-dealer on a fully disclosed basis. All related clearing and depository operations for these transactions are performed by the clearing broker.

During 2002, the Company began self clearing its proprietary transactions and has a direct clearing relationship with National Securities Clearing Corporation (NSCC).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

[2] Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Marketable securities, including derivative contracts, are carried at fair value, with changes in value included in the statement of income in the period of change. Fair value is generally determined by quoted market prices. The fair value of exchange traded derivatives, primarily option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments. Non-marketable securities are valued at fair value as determined by management.

[3] Property and equipment:

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is computed on straight-line basis over the estimated useful life of the related asset.

[4] Income taxes:

The Company converted to a Limited Liability Corporation during 2002 from a "qualified Subchapter S subsidiary" under the applicable provisions of the Internal Revenue Code. Therefore, no provision for federal income tax has been provided. Instead, the assets, liabilities and items of income, gain, deduction and credit of the subsidiary are treated as those of the members.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - ACQUISITION

In June 2002, the Parent acquired Skeffington Holding Company, Inc. and its subsidiary, Skeffington Securities, LLC ("Skeffington").

Effective July 31, 2002, the Parent contributed Skeffington to the Company (the "Acquisition"). As a result, Skeffington's Class B members became Class B members in the Company and Skeffington's net assets were assumed by the Company.

The condensed balance sheet of Skeffington as of July 31, 2002 is as follows:

Cash	$ 315,946
Securities purchased under agreements to resell	161,662
Receivables and deposits	2,451,922
Securities	138,454
Other assets	34,773
	$ 3,102,747
Accounts payable and accrued expenses	$ 252,441
Securities sold, not yet purchased	602,123
Other liabilities	603,709
Members' equity	1,644,474
	$ 3,102,747

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2002 consists of:

Furniture and equipment	$ 518,678
Vehicles	184,416
	703,094
Less accumulated depreciation	227,582
	$ 475,512

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Condition
December 31, 2002

NOTE E – COMMITMENTS AND CONTINGENCIES

Leases:

The Company leases office space under a long-term lease Future obligations relating to the primary terms of the Company's long-term office space lease are:

Year Ending December 31:	
2003	$ 643,776
2004	639,370
2005	490,107
2006	384,090
2007	396,480
Thereafter	759,920
	$ 3,313,743

Rent expense under operating leases was $687,562 for the year ended December 31, 2002.

Letters of credit:

The Company has secured letters of credit ("LOC") issued in favor of the Company's landlords, which were issued by a diversified U.S. financial institution in the aggregate amount of $486,087. These LOC mature from July 2003 through November 2003. At December 31, 2002, there were no outstanding borrowings under these LOC. In order to secure the LOC the Company is required to maintain a minimum balance of $510,391 in an interest-bearing cash collateral account with the institution. As of December 31, 2002, cash of $516,924 was pledged and deposited to secure the LOC.

Litigation:

The Company is a party or defendant in various pending civil actions and arbitrations. The Company has also been the subject of several regulatory inquiries during the past year in its ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

NOTE F – MEMBERS' EQUITY

In connection with the conversion of the Company from a corporate entity to a limited liability company, the Class A, voting member units were issued. No additional Class A units were issued as a result of the Parent's contributions to the Company.

The Class B members' units are nonvoting. Each Class B member is allocated the net income or loss from certain trading activities.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Condition
December 31, 2002

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $3,680,159, which was $3,430,159 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .75 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE H – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company has a Master Contract for Services (the "Facilities Management Agreement") with Cross River Management Corporation (the "Management Company"), an affiliated company. Under the Facilities Management Agreement, the Management Company provides administrative, management, facilities and other services to the Company for a fee. Facilities management relating to the Management Agreement for the year ended December 31, 2002 amounted to $3,225,933. Effective December 31, 2002, this agreement was cancelled.

The Company also has a software license agreement with Holdsoftware.Com, Inc. an affiliated company. Payables to the affiliate of $336,497 as of December 31, 2002, represent accrued costs associated with software. This balance is settled on a monthly basis.

During 2002, the Company purchased certain furniture and equipment and other assets at the appraised value of $647,367 from Cross River Management Corporation.

NOTE I – CREDIT AND MARKET RISK

A clearing broker/dealer carries all of the customer accounts of the Company and is responsible for the execution, collection and payments of funds and, receipt and delivery of securities related to security transactions. Customer transactions are entered into on either a cash or margin basis. In a margin transaction, the Company, through its clearing broker/dealer, extends credit to a client for the purchase of securities using the securities purchased and/or other securities in the customer's account as collateral for loaned amounts. Market declines could reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold. Customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge the losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2002 cash and cash equivalents were held on deposit at diversified U.S. financial institutions. Included in cash is $2,146,039 of restricted cash, which is securing an uncommitted settlement line of credit in favor of the NSCC and other clearing organization requirements. Also there is $516,924 of restricted cash pursuant to two letters of credit (see Note E) .

Receivable from clearing broker represents cash on deposit at the clearing brokers and trade date accruals with NSCC and the net amount due from its clearing broker relating to customer securities transactions introduced by the Company.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Notes to Financial Condition
December 31, 2002

NOTE J – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401(k) plan that covers all employees age 21 and over with at least six months of service. The plan allows for an employee contribution of up to 20% of an eligible participant's compensation.

Supplementary Information

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Total members' equity		$8,563,481
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Other (deductions) or allowable credits		
		8,563,481
Deductions and/or charges:		
Nonallowable assets included in statement of financial condition	$ 4,688,854	
Other deductions and/or charges	32,333	
		4,721,187
Net capital before haircuts on securities positions		3,842,294
Haircuts on securities:		
Contractual securities commitments		
Subordinated securities borrowings		
Trading and investment securities:		
Liquid assets		41,140
Other securities		120,995
		162,135
Net capital		$3,680,159

See attached Statement of Assets Deemed Nonallowable in Computing Net Capital Rule 15c3-1 of the Securities and Exchange Commission.

Computation of basic net capital requirement

Net capital	
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)	$3,680,159
	250,000
Excess net capital	$3,430,159

Computation of aggregate indebtedness

Aggregate indebtedness from the statement of financial condition (Total liabilities less securities sold but not yet purchased)	$2,777,443
Percentage of aggregate indebtedness to net capital	75%

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There were no material differences between the above computation and the computation in the Company's corresponding unaudited FOCUS Part II report as of December 31, 2002.

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement of Assets Deemed Non-allowable in Computing Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Restricted cash and cash equivalents	$ 2,662,963
Receivables from brokers and dealers	20,000
Marketable security held as collateral at the clearing organization	364,726
Investment in not readily marketable securities	732,880
Property and equipment	475,512
Prepaids and other assets	409,328
Security and clearing deposits	23,445
	$ 4,688,854

HOLD BROTHERS ON-LINE INVESTMENT SERVICES, LLC

Statement Regarding Rule 15c3-3
December 31, 2002

The Company has claimed an exemption from Rule 15c-3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Eisner

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

To the Members
Hold Brothers On-Line Investment Services, LLC

In planning and performing our audit of the financial statements of Hold Brothers On-Line Investment Services, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Eisner

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and it operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2003